Exhibit 99.18
Notice to ASX/LSE

Rio Tinto Offers Responsibly Produced Aluminium From Pacific Operations

13 December 2019

MONTREAL—(BUSINESS WIRE)--Rio Tinto is now offering independently certified, responsibly produced aluminium from its smelters in Australia and New Zealand that predominantly use hydro-powered electricity.

Aluminium Stewardship Initiative (ASI) has granted its Performance Standard and Chain of Custody certifications to Rio Tinto’s Amrun and Weipa bauxite mines, Yarwun alumina refinery, and the Bell Bay and NZAS aluminium smelters.

This strengthens Rio Tinto’s ability to offer ASI Aluminium throughout its global supply chain, building on the certifications in place for its Canadian operations.

ASI certification means customers can be assured that the aluminium they purchase has been produced to the highest environmental, social and governance standards, ranging from greenhouse gas emissions to human rights.

Rio Tinto Aluminium chief executive Alf Barrios said: “This certification expands Rio Tinto’s offering of independently certified, responsibly produces aluminium to customers around the world. It continues our leadership on responsible aluminium production from mine to metal, so that our customers can meet the growing demand from consumers for sustainably sources materials.”

ASI chief executive officer Fiona Solomon said: “Having a responsible supply chain means not just low carbon emissions in production, but also meeting the highest standards from material stewardship to human rights. We applaud Rio Tinto’s ongoing commitment to encouraging the uptake of ASI’s standards across the aluminium and manufacturing supply chain.”

Notes to editors

As a founding member of ASI, Rio Tinto has helped pioneer responsible production standards for the aluminium industry alongside customers and a broad range of stakeholders. In 2018, Rio Tinto became the first producer to offer ASI Aluminium through a ‘chain of custody’ spanning the Gove bausite mine in Australia to its alumina refinery, aluminium smelters and casthouses in Quebec, Canada, addition its operations in British Columbia in 2019.

Rio Tinto is the largest integrated producer of aluminium, bauxite and alumina in Australia and the only producer of aluminium in New Zealand.

Bauxite and alumina are the key ingredients, along with electric energy, in the smelting of aluminium metal. The ASI requirements on greenhouse gas emissions in the production of aluminium mean this certification is limited to Rio Tinto’s smelters that use hydro-powered energy, at Bell Bay in Tasmania and Tiwai Point in New Zealand.

Bell Bay Aluminium has an energy supply contract with Hydro Tasmania, Australia’s largest generator of renewable energy. The Tasmanian Government’s stated aim is for the state to be 100% renewable by

2022. New Zealand’s Aluminium Smelter (NZAS) at Tiwai Point is under strategic review due to challenging market conditions and energy cost, with every effort (including ASI certification) being made to engage stakeholders and restore its competitive position.

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